EXHIBIT 99.1

premium catering (Holdings) Limited Announces Pricing of $9.5 Million Initial Public Offering

SINGAPORE, September 25, 2024 (GlobeNewswire) – Premium Catering (Holdings) Limited (“PC” or the “Company”) (Nasdaq: PC), a food caterer supplying prepared meals to foreign workers in Singapore as well as operating food stalls and providing buffet catering services, today announced the pricing of its initial public offering (the “Offering”) of an aggregate 2,000,000 ordinary shares at a public offering price of $4.75 per share for total gross proceeds of $9.5 million, before deducting underwriting discounts and offering expenses. The Company is offering 1,650,000 ordinary shares and the selling shareholders are offering in aggregate 350,000 ordinary shares. The Company will not receive any proceeds from any sale of shares by the selling shareholders.

The shares are scheduled to begin trading on the Nasdaq Capital Market on September 25, 2024, under the ticker symbol “PC.” The Offering is expected to close on or about September 26, 2024, subject to customary closing conditions.

Bancroft Capital, LLC is acting as sole underwriter for the Offering.

A registration statement on Form F-1, as amended (File No. 333-279272), was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on September 23, 2024. The offering of the securities is being made only by means of a prospectus. Electronic copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting Bancroft Capital, LLC , 501 Office Center Drive, Suite 130, Fort Washington, PA 19034 , Attention: Jason Diamond or email: investmentbanking@bancroft4vets.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Premium Catering (Holdings) Limited

Premium Catering (Holdings) Limited is a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine and has over 11 years of experience in the catering services industry in Singapore. The Group primarily supplies budget prepared meals to foreign construction workers in Singapore. In addition, the Group operates food stalls and provides buffet catering services for private functions as well as ancillary delivery services. Since 2019, the Group has introduced smart incubators where prepared meals are placed in them for collection by the customer. The smart incubators are the Company’s custom-made compartmentalized, heated and insulated food vending lockers which are used to deliver budget prepared meals to customers in a secured, hygienic, contactless manner at a pre-set temperature.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.